Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Gaz Métro Limited Partnership,

Danaus Vermont Corp.,

and

Central Vermont Public Service Corporation

Effective as of July 11, 2011

i

ii

TABLE OF CONTENTS

		Page

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1	Termination	52
Section 7.2	Effect of Termination	53
Section 7.3	Amendment	55
Section 7.4	Waiver	55

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1	Non-Survival of Representations and Warranties	55
Section 8.2	Fees and Expenses	56
Section 8.3	Notices	56
Section 8.4	Certain Definitions	57
Section 8.5	Terms Defined Elsewhere	62
Section 8.6	Headings	64
Section 8.7	Severability	64
Section 8.8	Entire Agreement	64
Section 8.9	Assignment	65
Section 8.10	Parties in Interest	65
Section 8.11	Mutual Drafting; Interpretation	65
Section 8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	66
Section 8.13	Counterparts	67
Section 8.14	Specific Performance	67

Exhibit A‑1	List of Knowledge Persons – Company
Exhibit A‑2	List of Knowledge Persons – Parent
Exhibit B	Parent Press Release of June 23, 2011

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), executed by Gaz Métro Limited Partnership, a Québec limited partnership (“Parent”) and Danaus Vermont Corp., a Vermont corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”) on July 8, 2011 and open for acceptance by Central Vermont Public Service Corporation, a Vermont corporation (the “Company”) until noon (Eastern time) on July 19, 2011, shall become effective on the date it is accepted and executed by the Company.  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, on May 27, 2011, the Company entered into an Agreement and Plan of Merger (the “Fortis Merger Agreement”) among FortisUS Inc., a Delaware corporation (“FortisUS”), Cedar Acquisition Sub Inc., a Vermont corporation and wholly-owned subsidiary of FortisUS, the Company and, solely for the purposes of Section 8.15 thereof, Fortis Inc., a corporation incorporated under the Corporations Act of Newfoundland and Labrador;

WHEREAS, prior to the execution of this Agreement by the Company, the Company terminated the Fortis Merger Agreement;

WHEREAS, the Board of Directors of Gaz Métro inc., acting in its capacity as general partner of Parent (the “Parent Board”), and the respective Boards of Directors of Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and has resolved to recommend authorization and approval of this Agreement by the shareholders of the Company;

WHEREAS, the Parent Board and the Board of Directors of Merger Sub have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and Merger Sub and their respective partners or shareholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and the Board of Directors of Merger Sub has resolved to recommend authorization and approval of this Agreement by Northern New England Energy Corporation (“NNEEC”) as the sole shareholder of Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I
THE MERGER

Section 1.1            The Merger.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Vermont Business Corporation Act, 11A V.S.A. § 1.01 et seq. (the “VBCA”), at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the VBCA.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b)           At the Effective Time, Parent shall cause the articles of incorporation of the Surviving Corporation to be amended in their entirety to be identical to the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be changed to “Central Vermont Public Service Corporation”, until thereafter changed or amended as provided therein or by applicable Law.  In addition, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c)           The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. Parent shall consider current members of the Company Board for election to the Board of Directors of the Surviving Corporation or the Board of Directors of another Vermont-based affiliate of Parent following the Effective Time.  The selection of any such member of the Company Board to be so elected shall be in Parent’s sole discretion.  From and after the Effective Time, the officers of the Surviving Corporation shall be such persons designated by Parent at the Effective Time and shall hold office until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal.

(d)           After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.2             Closing and Effective Time of the Merger.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Chicago, Illinois time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Sidley Austin llp, One South Dearborn Street, Chicago, Illinois 60603, unless another time, date or place is agreed to in writing by Parent and the Company.  On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause an appropriate articles of merger or other appropriate documents (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Vermont in accordance with the relevant provisions of the VBCA and shall make all other filings or recordings required under the VBCA.  The Merger shall become effective at the time the Articles of Merger shall have been duly filed with the Secretary of State of the State of Vermont or such other date and time as is agreed upon by the parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time”.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1            Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or Merger Sub:

(a)           Conversion of Company Common Stock.  Subject to Section 2.2, each share of common stock, $6 par value, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares, shall be converted into the right to receive in cash, without interest, $35.25 per Share (the “Merger Consideration”).  At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.2.

(b)           Cancellation of Treasury and Parent-Owned Stock.  All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c)           Merger Sub Common Stock.  Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)           Merger Consideration Adjustment.  Notwithstanding anything in this Agreement to the contrary, if, from the effective date of this Agreement until the Effective Time, the outstanding shares of Company Common Stock or the securities convertible into or exercisable for shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that no such adjustment shall result in any increase to the Aggregate Merger Consideration.

Section 2.2             Payment for Securities; Surrender of Certificates.

(a)            Paying Agent.  Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”).  Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in (i) short-term obligations of the United States of America with maturities of no more than 30 days, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s, respectively, or (iii) deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise), in each case, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II.  Subject to the terms of this Agreement, the Paying Agent shall, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund.  The Exchange Fund shall not be used for any other purpose.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to promptly make such cash payments.

(b)           Procedures for Surrender.  As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement:  (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration.  Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificates or such Book-Entry Shares were converted pursuant to Section 2.1(a), and the Certificates so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  Until surrendered as contemplated by this Section 2.2, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the portion of the Aggregate Merger Consideration into which the Shares theretofore represented by such Certificate or such Book-Entry Shares have been converted pursuant to Section 2.1(a).  No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(c)           Transfer Books; No Further Ownership Rights in Shares.  As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)           Termination of Exchange Fund; Abandoned Property; No Liability.  At any time following nine (9) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest or other income received by the Paying Agent in respect of all funds made available to it) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.2(b), without interest.  Notwithstanding the foregoing, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any Merger Consideration remaining unclaimed as of the date that is immediately prior to such time as such Merger Consideration would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interests of any Person previously entitled thereto.

(e)           Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and their respective agents (including the Paying Agent), as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Restricted Stock or RSUs, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation or any of their respective agents (including the Paying Agent) is required to deduct and withhold with respect to such payment under the Code or any other provision of applicable Law (including any provision of federal, state, local or foreign tax law); provided that any transfer or other similar Taxes payable in connection with the Merger (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be paid by Parent and Merger Sub.  To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or any agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Stock or RSUs, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or their applicable agent, as the case may be.

(f)           Lost, Stolen or Destroyed Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof, the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.1(a); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3             Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b)) and held by a holder who has perfected such holder’s right to dissent under Section 13.01 et seq. of the VBCA and has not effectively withdrawn or lost such right as of the Effective Time (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), and shall instead represent the right to receive payment of the consideration due to the holder of Dissenting Shares in accordance with Sections 13.02 and 13.25 of the VBCA.  If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to dissent under the VBCA or other applicable Law, then such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(a), without interest.  The Company will submit the transactions contemplated by this Agreement, including the Merger, for the Company Shareholder Approval (as set forth in Section 3.22 hereof) pursuant to Section 13.20(a) of the VBCA at the Company Shareholder Meeting, the notice of which will include a copy of Chapter 13 of the VBCA and will state that the shareholders are or may be entitled to assert dissenters’ rights thereunder.  In accordance with Section 13.22 of the VBCA, the Company will deliver a written dissenters’ notice to all shareholders who timely submit an intent to demand payment for their shares, and who otherwise comply with Section 13.21 of the VBCA.  The Company shall serve prompt notice to Parent of any demands received by the Company for payment of the fair value of such Shares under the VBCA and of withdrawals of such notice and any other instruments provided pursuant to applicable Law, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld or delayed), make any payment with respect to, or settle or compromise, any such demands, or agree to do any of the foregoing.

Section 2.4            Treatment of Company Options, Restricted Stock, RSUs and Equity Plans.

(a)           Treatment of Company Options.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions reasonably necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares (the “Company Options”) under any stock option plan of the Company, including the Company’s 1997 Stock Option Plan for Key Employees, 2000 Stock Option Plan for Key Employees and Omnibus Stock Plan, and any other plan, agreement or arrangement of the Company or any Company Subsidiary (collectively, the “Company Option Plans”), shall be fully vested and cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”).  From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment.  No interest shall be paid or accrued on any cash payable with respect to any Company Option.

(b)           Treatment of Restricted Stock.  Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions (“Restricted Stock”) granted pursuant to any restricted stock plan of the Company, including the Omnibus Stock Plan or any other plan, agreement or arrangement of the Company or any Company Subsidiary, shall vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock shall lapse, and each share of Restricted Stock shall be converted into the right to receive the Merger Consideration, without interest (subject to any withholding in accordance with Section 2.2(e)).

(c)           Treatment of Restricted Stock Units.  Immediately prior to the Effective Time, each contractual right to receive a Share at a date (each, an “RSU”) granted pursuant to any performance share incentive plan of the Company, including the Company’s 2009, 2010 and 2011 Performance Share Incentive Plans, or any other plan, agreement or arrangement of the Company or any Company Subsidiary (collectively, together with the Company Option Plans, the “Company Equity Plans”), that is outstanding immediately prior to the Effective Time, to the extent vested prior to or upon the Merger in accordance with its applicable terms, shall be cancelled and in exchange therefor, each former holder of any such cancelled RSU shall be entitled to receive, in consideration of the cancellation of such RSU and in settlement therefor and full satisfaction thereof, an amount in cash (subject to any withholding in accordance with Section 2.2(e)) equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such vested portion of the RSU as of the Effective Time, with such cash payable under the terms of the RSU.  No interest shall be paid or accrued on any cash payable with respect to any RSU.

(d)           Termination of Company Equity Plans.  After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options, Restricted Stock, RSUs or other rights with respect to Shares shall be granted thereunder.

(e)           Parent Funding.  At the Effective Time, Parent shall make, or shall cause to be made, a cash contribution to the Surviving Corporation in immediately available funds to permit the Surviving Corporation to make the payments required under this Section 2.4.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in, or qualified by any matter set forth in, the Company SEC Documents filed before the third (3rd) Business Day immediately prior to the effective date hereof (excluding, in each case, any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other similar disclosures included in such Company SEC Documents that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent from the face of such Company SEC Documents), or the disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement by the Company (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter), including the documents attached to such disclosure letter (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1            Organization and Qualification; Subsidiaries.

(a)           The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)           The Company has made available to Parent true and complete copies of (i) the Articles of Association, as amended, of the Company (the “Company Articles”), (ii) the By-laws, as amended, of the Company (the “Company By-laws”), and (iii) the articles of incorporation and by-laws, or equivalent organizational documents, of each Company Subsidiary, each as in effect as of the effective date hereof.  Neither the Company nor any Company Subsidiary is in material violation of any provision of its articles of association, articles of incorporation or by-laws (or equivalent organizational document).

(c)           Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary.

(d)           Section 3.1(d) of the Company Disclosure Letter sets forth (i) the name of each Person (other than any Company Subsidiary) in which the Company or any Company Subsidiary owns at least 40% of the outstanding Equity Interests (each Person referred to in this clause (i), a “Company Joint Venture Entity”) and (ii) the percentage of the Equity Interests of each such Company Joint Venture Entity (collectively, the “Company Joint Venture Securities”) held by the Company, directly or indirectly.  Except as provided in any partnership, joint venture, shareholder, operating or similar agreement providing for the sharing of any profits, losses or liabilities, including each agreement relating to the formation, creation, equity or other ownership interests, operation, management or control of any Company Joint Venture Entity (collectively, the “Company Joint Venture Agreements”), all of the Company Joint Venture Securities owned by the Company, directly or indirectly, are owned free and clear of any Lien.  Prior to the effective date hereof, the Company has made available to Parent true and complete copies of all material Company Joint Venture Agreements to which the Company or the Company Subsidiaries are a party.

(e)           Section 3.1(e) of the Company Disclosure Letter sets forth (i) the name of each jointly owned utility plant in which the Company or any Company Subsidiary, on the one hand, and any other Person, on the other hand, owns, directly or indirectly, any real property or other interest (each plant referred to in this clause (i), a “Company Jointly Owned Plant”), and (ii) the percentage interests in each Company Jointly Owned Plant held by the Company, directly or indirectly.  The Company has made available to Parent true and complete copies of all material agreements relating to each Company Jointly Owned Plant.

Section 3.2            Capitalization.

(a)           The authorized capital stock of the Company consists of:  (i) 19,000,000 shares of common stock, $6 par value (the “Company Common Stock”); (ii) 500,000 shares of preferred stock, $100 par value (the “Company $100 Par Value Preferred Stock”), of which the following series have been designated:  (A) 4.15% Dividend Series (the “4.15% Dividend Series Preferred Stock”); (B) 4.65% Dividend Series (the “4.65% Dividend Series Preferred Stock”); (C) 4.75% Dividend Series (the “4.75% Dividend Series Preferred Stock”); (D) 5.375% Dividend Series (the “5.375% Dividend Series Preferred Stock”); and (E) 8.30% Dividend Series (the “8.30% Dividend Series Preferred Stock”); (iii) 1,000,000 shares of preferred stock, $25 par value, of which a 9.00% Dividend Series has been designated (the “Company $25 Par Value Preferred Stock” and, together with the Company $100 Par Value Preferred Stock, the “Company Preferred Stock”); and (iv) 1,000,000 shares of Preference Stock, $1 par value (the “Company Preference Stock”).  As of close of business on the Business Day immediately preceding the effective date of this Agreement, (I) 13,422,095 shares of Company Common Stock were issued and outstanding, (II) 2,129,073 shares of Company Common Stock were held by the Company in its treasury, (III) 37,856 shares of 4.15% Dividend Series Preferred Stock were issued and outstanding, (IV) 10,000 shares of 4.65% Dividend Series Preferred Stock were issued and outstanding, (V) 17,682 shares of 4.75% Dividend Series Preferred Stock were issued and outstanding, (VI) 15,000 shares of 5.375% Dividend Series Preferred Stock were issued and outstanding, (VII) no shares of 8.30% Dividend Series Preferred Stock were issued and outstanding, (VIII) no shares of Company $25 Par Value Preferred Stock were issued and outstanding and (IX) no shares of Company Preference Stock were issued and outstanding.  Except as set forth in this Section 3.2(a), Section 3.2(b) or Section 3.2(f) of the Company Disclosure Letter, as of the effective date hereof, no Equity Interests in the Company or any of its Subsidiaries were issued, reserved for issuance or outstanding.  All of the outstanding shares of Company Common Stock and Company $100 Par Value Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right.  No Equity Interests of the Company are held by any Company Subsidiary or, to the knowledge of the Company, VELCO.

(b)           As of the close of business on the Business Day immediately preceding the effective date of this Agreement, the Company has no shares of Company Common Stock, Company Preferred Stock or Company Preference Stock reserved for or otherwise subject to issuance, except for (i) 323,047 shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans for outstanding Company Options and RSUs, (ii) 24,145 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans and (iii) 292,526 shares of Company Common Stock reserved for future issuance pursuant to the terms of the Company’s Dividend Reinvestment Plan.  All such shares of Company Common Stock, Company Preferred Stock and Company Preference Stock reserved for or otherwise subject to issuance, when issued in accordance with the respective terms thereof, will be duly authorized and validly issued and will be fully paid, nonassessable and not issued in violation of any preemptive rights, purchase option, call, right or first refusal or any similar right.

(c)           As of the effective date hereof, except for Company Options and RSUs disclosed in Section 3.2(b), there are no (i) options, warrants, subscriptions, calls, convertible securities or other rights relating to any Equity Interests of the Company or any Company Subsidiary or rights to acquire any such Equity Interests, or (ii) agreements or arrangements or commitments obligating the Company or any Company Subsidiary to issue, acquire, transfer or sell or cause to be issued, acquired, transferred or sold, any Equity Interests of the Company or any Company Subsidiary.  The Company has delivered or made available to Parent an accurate and complete copy of the Company Equity Plans.  There have been no repricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years.  None of the Company Stock Options were granted with an exercise price below fair market value on the date of grant.  All grants of Company Stock Options, Restricted Stock and RSUs were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable no such grants involved any “back dating,” “forward dating” or similar practices with respect to the grants of Company Stock Options.

(d)           Except with respect to the Company Options, Restricted Stock, RSUs and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary or contracts to which the Company or any Company Subsidiary is bound (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of, (iii) applying voting restrictions to, (iv) granting any preemptive or antidilutive rights with respect to, or (v) otherwise restricting any Person from purchasing, selling, pledging or otherwise disposing of any Equity Interests in the Company or any Company Subsidiary.  All outstanding shares of Company Common Stock, shares of Company Preferred Stock and Company Equity Awards have been issued and granted in compliance with all applicable Laws.

(e)           There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary the holders of which have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote.

(f)            The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such outstanding shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights, purchase option, call, right of first refusal or any similar right.  Except for Equity Interests (x) in the Company Subsidiaries and as set forth in Section 3.2(f) of the Company Disclosure Letter, (y) in the Company Joint Venture Entities as set forth in Section 3.1(d) and (z) in the Company Jointly Owned Plants as set forth in Section 3.1(e) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary.  There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of, (ii) limiting the exercise of voting rights, or (iii) regarding registration under the Securities Act, in each case, with respect to any Equity Interests in any Company Subsidiary.

Section 3.3            Authority.

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to the Company Shareholder Approval and any regulatory approvals referenced in Section 3.5.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action on the part of the Company, and no other corporate proceedings on the part of the Company, and no shareholder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Company Shareholder Approval.  This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           The Company Board, at a meeting duly called and held at which all directors of the Company were present (in person or by telephone), has (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) unanimously resolved, subject to Section 5.4, to recommend that the shareholders of the Company approve this Agreement and the Merger and (iv) directed that this Agreement and the Merger be submitted for consideration of the shareholders of the Company at the Company Shareholder Meeting, which resolutions have not been subsequently withdrawn or modified in any way.

Section 3.4             No Conflict.  None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both):  (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Articles or Company By-laws or any equivalent organizational or governing documents of any Company Subsidiary or VELCO; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO pursuant to, any Contract to which the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO is a party or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5             Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the VBCA, (b) the Company Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) the approval of each of the Vermont Public Service Board (the “VPSB”), the Federal Energy Regulatory Commission (the “FERC”), the Federal Communications Commission (the “FCC”) and the Nuclear Regulatory Commission (the “NRC”) (the approvals described in clauses (c) and (d), together with the approvals set forth on Section 3.5 of the Company Disclosure Letter, being referred to herein as the “Company Required Governmental Approvals”), (e) compliance with the applicable requirements of the Exchange Act, (f) filings as may be required under the rules and regulations of the New York Stock Exchange, (g) the notification of the transactions contemplated by this Agreement to the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Omnibus Trade and Competitiveness Act of 1988, and (h) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6             Permits; Compliance with Laws.

(a)           The Company, each Company Subsidiary and, to the knowledge of the Company, VELCO, is in possession of all franchises, grants, easements, authorizations, licenses, permits, consents, certificates, variances, exemptions, exceptions, permissions, qualifications, approvals, orders, registrations and clearances of any Governmental Entity, necessary for the Company, each Company Subsidiary and, to the knowledge of the Company, VELCO to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold, or the failure to be in full force and effect of, any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company, each of the Company Subsidiaries and, to the knowledge of the Company, VELCO is, and since January 1, 2008 has been, in compliance in all respects with the terms of the Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           None of the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO is, or since January 1, 2008 has been, in conflict with, default under or violation of any Law applicable to the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO or by which any property or asset of the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  No investigation by any Governmental Entity with respect to the Company, any Company Subsidiary, or, to the knowledge of the Company, VELCO, is pending, nor, to the knowledge of the Company, has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations the outcomes of which, if determined adversely to the Company, any Company Subsidiary or VELCO, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7             SEC Filings; Financial Statements.  Since January 1, 2008, the Company has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing and including all schedules, exhibits and other information incorporated by reference therein, collectively, the “Company SEC Documents”).  All of the Company SEC Documents have been timely filed or furnished to the SEC.  As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the effective date of the most recent supplement, modification or amendment, the Company SEC Documents (a) did not at the time each such document was filed contain, and in the case of filings made after the effective date hereof, will not contain, any untrue statement of a material fact or omit, and in the case of filings made after the effective date hereof, will not omit, to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied, and in the case of filings made after the effective date hereof, will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, each in effect on the date each such document was filed.  None of the Company Subsidiaries is currently required to file any forms, registration statements, prospectuses, reports or other documents with the SEC by law or by contract.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries including the related notes and schedules included, or incorporated by reference, in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) complied or, in the case of Company Financial Statements filed after the effective date hereof, will comply as of their respective dates of filing in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared or, in the case of Company Financial Statements filed after the effective date hereof, will be prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act and that were not or are not expected to be material in nature) and (iii) fairly present, or, in the case of Company Financial Statements filed after the effective date hereof, will fairly present, in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in common stock equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act and that were not or are not expected to be material in nature).

Section 3.8             Internal Control and Disclosure Controls.

(a)           The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries.  The Company (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management (including the Company’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure and (b) based on its most recent evaluation of internal control prior to the effective date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has made available to Parent a summary of any such disclosure made by management to Company’s auditors and to the audit committee since December 31, 2008.  Since December 31, 2008, to the knowledge of the Company, no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2008.

(b)           The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC since December 31, 2008 relating to Company SEC Documents and all written responses of the Company thereto through the effective date of this Agreement.  As of the effective date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents.

(c)           There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened involving the Company or any Company Subsidiary, in each case regarding any accounting practices of the Company or any Company Subsidiary.

Section 3.9             No Undisclosed Liabilities.  Except for those liabilities and obligations (a) reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2010 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2010, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, (d) disclosed in Section 3.9 of the Company Disclosure Letter or (e) that have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the effective date hereof, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the effective date hereof.  Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Financial Statements or the Company SEC Reports.

Section 3.10          Absence of Certain Changes or Events.

(a)           Since December 31, 2010, through the effective date of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in the ordinary course and there has not been any Company Material Adverse Effect or any change(s), event(s), state of circumstance(s) or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s), state of circumstance(s) or development(s), a Company Material Adverse Effect.

(b)           Since December 31, 2010, through the effective date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken during the period from the effective date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.11           Information.  None of the information to be included or incorporated by reference in the Proxy Statement will at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, the rules and regulations thereunder and other applicable Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 3.12           Employee Benefit Plans.

(a)            List of Plans.  Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or individual consultant, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any material obligation or liability, including all incentive, bonus, profit sharing, savings, deferred compensation, cafeteria, “voluntary employees’ beneficiary associations” under Section 5.01(c)(9) of the Code (each a “VEBA”), medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation, fringe benefit, stock purchase or equity based compensation plans, policies or programs (each a “Company Benefit Plan”).

(b)           General Compliance.  Each Company Benefit Plan has been established, administered, and maintained in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code.  With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.  Except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary, all contributions required to be made under the terms of any Company Benefit Plan have been timely made.  All Company Benefit Plans that are subject to Section 409A of the Code are in compliance with the requirements of Code Section 409A and the regulations thereunder.  Except as required to maintain the tax-qualified status of any Company Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that is reasonably expected to prevent the amendment or termination of any Company Benefit Plan.

(c)           Tax Qualification of Plans.  (i) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS covering all applicable Tax law changes, as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan under Section 401(a) of the Code, (ii) each VEBA has been determined by the IRS to be exempt from Federal income tax under Section 501(c)(9) of the Code, and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the tax-exempt status of any such VEBA, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Benefit Plan that could reasonably be expected to result in material liability to the Company, and (iv) no suit, administrative proceeding, claim, audit, examination, investigation, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).  Neither the Company nor any Company Subsidiary has pending, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan.

(d)           Retiree Welfare Benefits.  Section 3.12(d) of the Company Disclosure Letter lists each Company Benefit Plan that provides health or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980B(f) of the Code or other similar applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any applicable severance period).

(e)           Single Employer Plans.  Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA or part 3 of Subtitle A of ERISA or Section 412 of the Code (each, a “Single Employer Plan”).  With respect to each Single Employer Plan (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) none of the Company nor any Company Subsidiary has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA, (iii) neither the Company nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), (v) no filing has been made by the Company or any Company Subsidiary with the PBGC to terminate any Single Employer Plan and no proceeding has been commenced by the PBGC to terminate, or appoint a trustee under Title IV of ERISA to administer, any Single Employer Plan and (vi) no liability has been incurred under Section 4062(e) of ERISA.

(f)            Multiemployer Plans.  None of the Company Benefit Plans is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”).

(g)           Change in Control.  Section 3.12(g)(i) of the Company Disclosure Letter lists each Company Benefit Plan that provides for the payment (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement, including the Merger (either alone or upon the occurrence of any additional or subsequent event), to any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  Except as set forth in Section 3.12(g)(ii) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event) are reasonably expected to:  (i) entitle any employees of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the effective date hereof, (ii) accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Company Benefit Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans.

Section 3.13           Labor and Other Employment Matters.

(a)           The Company and each Company Subsidiary is, and since January 1, 2008 has been, in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, and all collective bargaining agreements.  Neither the Company nor any Company Subsidiary is engaged in and since January 1, 2008, has not engaged in any unfair labor practice.  Section 3.13(a) of the Company Disclosure Letter lists each collective bargaining agreement covering the terms of employment of any employee of the Company or any Company Subsidiary.  Except as disclosed in Section 3.13(a) of the Company Disclosure Letter, no labor union or collective bargaining agreement is currently being negotiated by or involving the Company or any Company Subsidiary and there is no pending or, to the knowledge of the Company, threatened demand for recognition or certification and no representation or certification proceedings or petitions relating to the Company or any Company Subsidiary.  There is no ongoing, and to the knowledge of the Company, there is no pending or threatened, work stoppage, slowdown, labor strike, material labor dispute, material grievance, union organizing efforts or requests for representation against the Company or any Company Subsidiary.

(b)           Section 3.13(b) of the Company Disclosure Letter sets forth a true and complete list of all material (i) severance or employment agreements with directors, officers, employees, or consultants of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its employees and (iii) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions, other than any Company Benefit Plan disclosed in Section 3.12(a) of the Company Disclosure Letter.

Section 3.14           Contracts.

(a)           All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document.  All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Parent.

(b)           Other than the Contracts referenced in Section 3.14(b) that were filed in unredacted form, Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list, as of the effective date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party and which constitutes:  (i) an agreement that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or sell, supply or distribute any product or service in any geographic area; (ii) a joint venture or partnership agreement; (iii) an agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $5,000,000 in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty; (iv) an acquisition agreement that contains “earn-out” or other contingent payment obligations that could reasonably be expected to result in future payments by the Company or a Company Subsidiary;  (v) an agreement relating to indebtedness for borrowed money in excess of $5,000,000 individually; (vi) other than leases, licenses or occupancy agreements in the way of easements or rights of way, a lease or sublease with respect to leased real property that involves annual rental payments in excess of $5,000,000 per year; (vii) a Contract for the purchase of electricity or other energy that is reasonably expected to result in future payments by the Company or any Company Subsidiary in excess of $5,000,000 in any one year period; (viii) a material Contract that requires the Company or any Company Subsidiary to purchase its total requirements of any product or service from a Person or that contains “take or pay” provisions; (ix) a material Contract pursuant to which the Company or any Company Subsidiary has granted pricing or other terms to a Person on a “most favored nation” or similar basis or pursuant to which the Company or any Company Subsidiary has agreed to deal with a Person on an exclusive basis; (x) a Contract that is a wholesale or (to the extent it involves an annual aggregate amount of at least $5,000,000) retail purchase and sale contract for electric power including reserve sharing agreements; (xi) a Contract relating to the pending acquisition or disposition of any material business (whether by merger, sale of stock, sale of asset or otherwise); and (xii) a Contract with any investment banking or commercial banking firm or other similar firm which obligates the Company or any Company Subsidiary in any material way after the Effective Time.

Each Contract of the type described in Section 3.14(a) and Section 3.14(b) is referred to herein as a “Company Scheduled Contract.”

(c)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) each Company Scheduled Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) the Company and the Company Subsidiaries have, and to the knowledge of the Company, any other party thereto has, performed all respective material obligations required to be performed by them under the Company Scheduled Contracts and are not (with or without notice or lapse of time, or both) in material breach thereunder; and (iii) none of the Company or any Company Subsidiary has any knowledge of, or has received written notice of, any violation or default by it under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Scheduled Contract to which it is a party or by which it or any of its properties or assets is bound or affected.

Section 3.15           Litigation.  As of the effective date hereof, there is no suit, claim, action, investigation, arbitration or proceeding to which the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  Neither the Company, any Company Subsidiary, nor, to the knowledge of the Company, VELCO is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.16           Real Property.

(a)           The Company or a Company Subsidiary, as the case may be, holds good and marketable title to any real property (other than real property in the nature of transmission or distribution lines) owned by the Company or any Company Subsidiary in fee (collectively, the “Company Owned Real Property”), free and clear of all Liens, except for such Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding options or rights of first refusal which have been granted by the Company or any Company Subsidiary to third parties to purchase any Company Owned Real Property.

(b)           Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) each lease or sublease (each, a “Company Real Property Lease”) for real property under which the Company or any Company Subsidiary is a lessee or sublessee (collectively, the “Company Leased Real Property”) is in full force and effect and is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no written notices of default under any Company Real Property Lease have been received by the Company or any Company Subsidiary that have not been resolved; (iii) neither the Company nor any Company Subsidiary is in default under any Company Real Property Lease and, to the knowledge of the Company, no landlord is in default; and (iv) the Company or a Company Subsidiary is and has been in peaceable possession of each Company Leased Real Property subject to the terms of the applicable Company Real Property Lease.

(c)           The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.”  With respect to the Company Real Property, neither the Company nor any Company Subsidiary has received any written notice of, nor to the knowledge of the Company does there exist, (i) any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or any part thereof in lieu of condemnation or (ii) any non-compliance with any applicable building and zoning codes, deed restrictions, ordinances and rules, that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  To the knowledge of the Company, the Company and the Company Subsidiaries have lawful rights of use and access to all Company Real Property necessary to conduct their businesses substantially as presently conducted except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17           Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company, each Company Subsidiary and, to the knowledge of the Company, VELCO, are and since January 1, 2008 have been in compliance with applicable Environmental Laws, and hold or have obtained and are and since January 1, 2008 have been in compliance with applied for all Environmental Permits necessary to conduct their current operations.  All such Environmental Permits are final, valid and in full force and effect, and where necessary a renewal application has been timely filed.  No action is pending, or to the knowledge of the Company threatened, to revoke, suspend, or modify any such Environmental Permits.

(b)            None of the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO has received any written notice, demand, letter or claim alleging that the Company, such Company Subsidiary or VELCO is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and to the knowledge of the Company no such notice, demand or claim has been threatened.

(c)            None of the Company, any Company Subsidiary or, to the knowledge of the Company, VELCO has entered into any consent decree or is subject to any judgment relating to compliance with Environmental Laws the subject matter of which has not been resolved.

(d)            Neither the Company nor any Company Subsidiary has expressly assumed, by contract, the liability of any other Person under any Environmental Law. Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.18           Intellectual Property.

(a)           The Company and the Company Subsidiaries own or have the right to use all material Intellectual Property used in their businesses as presently conducted.  To the knowledge of the Company, the Intellectual Property owned by the Company and the Company Subsidiaries is not being infringed, misappropriated or otherwise violated by any third party, except for such infringements, misappropriations or violations that have not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The Company and the Company Subsidiaries, including their products, services, conduct of their businesses and the use of the Intellectual Property owned by the Company and the Company Subsidiaries, are not infringing, misappropriating, or otherwise violating any third party’s right, title or interest in any Intellectual Property, except for such infringements, misappropriations or violations that have not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           The Company and the Company Subsidiaries have taken reasonable precautions to protect the secrecy and confidentiality, as applicable, of the trade secrets and other confidential information owned by the Company and the Company Subsidiaries.

Section 3.19           Tax Matters.

(a)           The Company and each Company Subsidiary have timely filed with the appropriate taxing authority all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and accurate, subject in each case to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Taxes that are shown as due on such filed Tax Returns have been paid.

(b)           The Company and each Company Subsidiary have paid all material Taxes (other than the Taxes that are described in Section 3.19(a) of the Company Disclosure Letter) that are due and payable by the Company or any Company Subsidiary, other than any such Taxes that are being contested in good faith by appropriate proceedings, or accrued such Taxes on the books and records of the Company and each relevant Company Subsidiary in accordance with U.S. GAAP.

(c)           Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) neither the Company nor any Company Subsidiary has been notified in writing that it is currently subject to an audit or similar proceeding with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) to the knowledge of the Company, there are no audits or other similar proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (iii) neither the Company nor any Company Subsidiary is presently contesting any material Tax liability in an audit or similar proceeding; and (iv) neither the Company nor any Company Subsidiary has waived in writing any statute of limitations with respect to a material amount of Taxes for any open tax year.

(d)           There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings.

(e)           Neither the Company nor any Company Subsidiary is liable for the Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign Tax Law.

(f)            Since January 1, 2009, neither the Company nor any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(g)           The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii)  of the Code.

(h)           All Taxes that the Company or any Company Subsidiary are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable except where failures to withhold and collect and to timely pay would not, individually or in the aggregate, have a Company Material Adverse Effect.

(i)            There are no material Tax-sharing, allocation, indemnification or similar agreements in effect as between the Company or any Company Subsidiary and any other party under which the Company or any Company Subsidiary could be liable for any material Taxes or other claims of any party(other than customary gross-up or indemnification provisions on credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business).

Section 3.20           Opinion of Financial Advisor.  The Company Board has received the written opinion of Lazard Frères & Co. LLC, the Company Board’s financial advisor, to the effect that the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Section 3.21           Insurance.  All material fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and the Company Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each Company Insurance Policy is in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Insurance Policies are sufficient for compliance with all Laws and contracts to which the Company or any Company Subsidiary is subject (in the case of Laws) or a party or by which it is bound (in the case of contracts).

Section 3.22           Required Vote.  The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote at the Company Shareholder Meeting is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company to approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).

Section 3.23           Brokers.  Except for the Company’s obligations to Lazard Frères & Co. LLC, the Company’s financial advisor, the financial terms of which have been disclosed to Parent, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, has incurred, on behalf of the Company or any Company Subsidiary, any obligation to pay any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

Section 3.24           Regulation as a Utility.  The Company is a “single-state holding company system” as defined in the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC in 18 C.F.R. Part 366 and is exempt from the accounting, record-retention and reporting requirements of FERC’s regulations in 18 C.F.R. Part 366.  Except for (i) the regulation of the Company by the State of Vermont as a public utility and  (ii) the regulation of the Company as a public utility, an electric utility and a transmitting utility under the Federal Power Act, neither the Company nor any Company Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by the FERC or any state in the United States having jurisdiction over them or their respective properties or assets.

Section 3.25           Takeover Laws.  No “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law or anti-takeover provision of the Company Articles or Company By-laws is applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement.

Section 3.26           Trading.  The Company has made available to Parent all material agreements that the Company or any Company Subsidiary has entered into with respect to any swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument, Contract or arrangement, based on or referencing any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity, natural gas, crude oil and other commodities, currencies, interest rates or indices, or forward contracts for physical delivery, physical output of assets or physical load obligations or any similar derivatives transaction.  The Company and each Company Subsidiary involved in such trading has established risk parameters, limits and guidelines in compliance with the Company’s risk management policy (the “Trading Guidelines”) to restrict the level of risk that the Company and Company Subsidiaries are authorized to take and monitors and enforces compliance by the Company and the Company Subsidiaries with such risk parameters.  The Trading Guidelines comply with all applicable Law and, to the extent required, have been approved by all Governmental Entities, except for such non-compliance or non-approval as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made the Trading Guidelines available to Parent prior to the effective date of this Agreement.  As of the effective date hereof, (i) the transactions subject to the Trading Guidelines are within the risk parameters that are set forth in the Trading Guidelines and (ii) the exposure (both to its trading counterparties and to the risk of loss) of the Company and the Company Subsidiaries with respect to all such transactions is not material to the Company and the Company Subsidiaries, taken as a whole.  From December 31, 2009 to the effective date hereof, neither the Company nor any Company Subsidiary has, in accordance with its mark to market accounting policies, experienced at any time an aggregate realized net loss in its trading and related operations that has had or would reasonably be expected to have a Company Material Adverse Effect.  The Company and each Company Subsidiary has retained and maintained records, transcripts, pricing and trade data and other information required to be retained and maintained under Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the regulations thereunder in respect of its derivatives transactions entered into prior to and after enactment of the Dodd-Frank Act, except for such non-compliance as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.27           Termination of Fortis Merger Agreement.  Prior to the execution of this Agreement by the Company, (i) FortisUS waived the requirement under Section 5.4(f) of the Fortis Merger Agreement that the Company negotiate in good faith with FortisUS for at least five (5) Business Days following receipt by FortisUS of a Notice of Superior Proposal (in the case of this Section 3.27 only, as defined in the Fortis Merger Agreement) and (ii) the Company terminated the Fortis Merger Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in, or qualified by any matter set forth in, the disclosure letter delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement by Parent and Merger Sub (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter) (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1             Organization and Qualification.

(a)            Each of Parent and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)           Parent has made available to the Company true and complete copies of the limited partnership agreement, articles of incorporation and bylaws, or equivalent organizational or governing documents, of each of Parent and Merger Sub, each as in effect as of the date of Parent’s and Merger Sub’s execution of this Agreement.

Section 4.2             Authority.  Each of Parent and Merger Sub has the requisite corporate or other legal entity, as the case may be, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 4.4.  The execution and delivery of this Agreement by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate or other legal entity, as the case may be, action on the part of Parent and Merger Sub and no other corporate or other legal entity, as the case may be, proceedings on the part of Parent or Merger Sub, and no shareholder or other equityholder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of the Merger by NNEEC in its capacity as sole shareholder of Merger Sub.  This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3             No Conflict.  None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both):  (a) conflict with or violate any provision of the limited partnership agreement, articles of incorporation or bylaws, or any equivalent organizational or governing documents, of Parent or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any other Parent Subsidiary pursuant to, any Contract or permit to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which they or any of their respective properties or assets are bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.4             Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the VBCA, (b) compliance with any applicable requirements of the HSR Act, (c) the approval of each of the VPSB, the FERC, the FCC and the NRC, (d) compliance with the applicable requirements of the Exchange Act and applicable Canadian provincial and territorial securities Laws, (e) the notification of the transactions contemplated by this Agreement to the Committee on Foreign Investment in the United States under Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Omnibus Trade and Competitiveness Act of 1988, and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.5             Information Supplied.  None of the information to be supplied by Parent and Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6             Litigation.  As of the date of Parent’s and Merger Sub’s execution of this Agreement, there is no suit, claim, action, investigation, arbitration or proceeding to which Parent, Merger Sub or any other Parent Subsidiary is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of Parent, threatened that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or challenges the validity or propriety of the Merger.  None of Parent, Merger Sub or any other Parent Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.7             Ownership of Company Capital Stock.  None of Parent, Merger Sub or any other Parent Subsidiary owns, beneficially or of record, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Stock.

Section 4.8             Funds.  Parent and Merger Sub at the Closing will have sufficient funds to consummate the Merger and the other transactions contemplated hereby, including payment in full of the Aggregate Merger Consideration and all fees, costs and expenses  in connection with the transactions contemplated hereby.

Section 4.9             Ownership of Merger Sub; No Prior Activities.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  All of the outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned indirectly by Parent.  Except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.10           Management Agreements.  As of the date of Parent’s and Merger Sub’s execution of this Agreement, none of Parent, Merger Sub or any of their respective executive officers or directors, has entered into any agreement, arrangement or understanding with any of the executive officers or directors of the Company or any of its Subsidiaries that is currently in effect or would or is expected to become effective in the future (upon consummation of the Merger or otherwise) and that, if effective at the date of Parent’s and Merger Sub’s execution of this Agreement, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

Section 4.11           Brokers.  Except for Parent’s obligations to BMO Nesbitt Burns Inc., Parent’s financial advisor, none of Parent, Merger Sub or any other Parent Subsidiary, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, Merger Sub or any other Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS

Section 5.1             Conduct of Business Pending the Closing.  The Company agrees that between the effective date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter, as contemplated by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the New York Stock Exchange, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, will cause each Company Subsidiary to, and will use its commercially reasonable efforts to cause VELCO to, (a) conduct its operations only in the ordinary course of business as heretofore conducted utilizing good utility practices, (b) comply in all material respects with all Laws, orders and Company Permits applicable to them, and (c) use its commercially reasonable best efforts to preserve substantially intact its business organization and maintain satisfactory relationships with third parties and Governmental Entities having significant business dealings with it and to keep available the services of its key officers and employees.  Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter, as contemplated by any other provision of this Agreement or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules and requirements of the New York Stock Exchange, the Company shall not, and shall not permit any Company Subsidiary to, between the effective date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)             amend its Articles of Association, By-laws or equivalent organizational documents;

(ii)            issue or authorize the issuance, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of, any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than (A) grants of Company Options, Restricted Stock and RSUs pursuant to Company Equity Plans with an aggregate value at the time of grant of less than $2,500,000, (B) the issuance of Shares upon the exercise of Company Options outstanding on the effective date hereof and the vesting of RSUs outstanding as of the effective date hereof or otherwise permitted to be granted hereunder in accordance with their terms and (C) the issuance of Shares pursuant to the terms of the Company’s Dividend Reinvestment Plan;

(iii)           sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets of the Company or any Company Subsidiary, except pursuant to existing Scheduled Contracts and except for (x) dispositions of obsolete equipment or assets, in each case, in the ordinary course of business consistent with past practice, or (y) dispositions in amounts not to exceed $2,000,000 individually or $7,500,000 in the aggregate;

(iv)           declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than (A) regular quarterly cash dividends paid by the Company in a manner consistent with past practice and in an amount per share of Company Common Stock of not more than $0.23 per share, (B) dividends payable on any shares of the Company Preferred Stock pursuant to their terms, (C) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary or (D) dividend equivalent rights on RSUs payable by the Company pursuant to the Company Equity Plans), enter into any agreement with respect to the voting or registration of its Equity Interests or reduce its authorized capital;

(v)            other than (A) in the case of wholly-owned Company Subsidiaries, (B) in the case of cashless exercises of Company Options, or Tax withholdings on the vesting or payment of Restricted Stock and RSUs or (C) the redemption of Company Preferred Stock pursuant to the terms of such Company Preferred Stock, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi)           merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii)          acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any assets, other than acquisitions of assets in the ordinary course of business for consideration that is individually not in excess of $2,000,000, or in the aggregate not in excess of $7,500,000;

(viii)         incur any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money, except (A) in connection with refinancings of existing indebtedness for borrowed money as such indebtedness matures upon market terms and conditions, (B) for borrowings in the ordinary course of business under the Company’s existing credit facilities (or under refinancings of existing credit facilities pursuant to clause (A)) or (C) indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $7,500,000 in the aggregate;

(ix)           make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary) in excess of $7,500,000 in the aggregate;

(x)            except to the extent required by the existing terms of any Company Benefit Plan:  (A) other than in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or, other than in the ordinary course of business, employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance or other plan or agreement for the benefit of any director, officer or, other than in the ordinary course of business, employee; or (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(xi)           make any material Tax election or settle or compromise any material liability for Taxes or prepare or cause to be prepared any material Tax Returns in a manner which is inconsistent with the past practices of any of the Company or any Company Subsidiary, as applicable, with respect to the treatment of items on such Tax Returns;

(xii)           make any material change in accounting policies or procedures, other than as required by GAAP;

(xiii)          make or commit to make any capital expenditures in the period from the effective date hereof until December 31, 2011, or in the 12 month period ending December 31, 2012, that in the aggregate exceed the Company’s capital expenditures budget as disclosed in Section 5.1(xiii) of the Company Disclosure Letter for such period plus $5,000,000 in either such period; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount (A) required by a Governmental Entity or (B) that the Company determines is incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary to maintain or restore safe, adequate and reliable electric service to customers; provided, that the Company shall use commercially reasonable efforts to consult with Parent prior to making or agreeing to make any such expenditure;

(xiv)         terminate or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration of any such Company Permit, or fail to apply on a timely basis for any renewal of any renewable material Company Permit;

(xv)          (A) enter into, terminate, renew, amend or modify in any material respect Company Scheduled Contract, other than in the ordinary course of business consistent with past practice, or (B) waive, release, assign, pay, discharge, settle, or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the waiver, release, assignment, payment, discharge, settlement or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the effective date of this Agreement;

(xvi)         plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company (other than employee terminations in the ordinary course of business);

(xvii)        hire an officer-level employee or terminate the employment, other than for cause, of any officer-level employee.

(xviii)       institute, settle, or agree to settle any material litigation, investigation, proceeding, or other claim pending or threatened before any arbitrator, court or other Governmental Entity;

(xix)          except for transactions between (A) the Company and wholly-owned Company Subsidiaries or (B) among wholly-owned Company Subsidiaries, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of the Company or any of the Company Subsidiaries, other than (x) at or within one hundred twenty (120) days of stated maturity, (y) pursuant to any required amortization payments and mandatory prepayments or (z) as permitted by clause (viii) above;

(xx)           (A) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy other than as a result of acquisitions or capital expenditures permitted pursuant to Section 5.1(xiii) or (B) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Trading Guidelines; or

(xxi)          authorize or enter into any Contract to do any of the foregoing.

Parent will, promptly following the effective date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1, and will ensure that such persons will respond, on behalf of Parent, to the Company’s requests in an expeditious manner but in any event no later than two (2) Business Days after the Company’s request.

Section 5.2             Preparation of the Proxy Statement; Shareholder Meeting.

(a)           As promptly as reasonably practicable following the effective date of this Agreement (but in no event later than 45 days after the effective date hereof), the Company shall prepare and file a preliminary Proxy Statement with the SEC.  Subject to Section 5.4, the Proxy Statement shall include the Company Board Recommendation.  Parent shall cooperate with the Company in the preparation and filing of the Proxy Statement, and shall furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is requested by the Company.  The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s common shareholders, in each case as promptly as reasonably practicable after the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon.  Prior to filing or mailing the Proxy Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response (including by participating in any discussions or meetings with the SEC) and shall give good faith consideration to any comments made by Parent and its counsel. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b)           If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the common shareholders of the Company.  The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Law, including the regulations and requirements of the New York Stock Exchange.

(c)           The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s common shareholders in accordance with Section 5.2(a), duly call, give notice of, convene and hold the Company Shareholder Meeting.  The Company shall not, except to the extent required by Law or a Governmental Entity, adjourn, postpone or cancel (or propose any adjournment, postponement or cancellation of) the Company Shareholder Meeting without the prior consent of Parent; provided, that unless not permitted by Law or a Governmental Entity, the Company shall adjourn the Company Shareholder Meeting upon the reasonable request of Parent.  The Company Board shall present this Agreement for approval at the Company Shareholder Meeting.  At the Company Shareholder Meeting, unless there shall have been a Company Board Change of Recommendation in accordance with Section 5.4, the Company Board shall recommend that the Company’s common shareholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), and the Company shall, unless there has been a Change of Company Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.  The Company shall use its commercially reasonable efforts (including relevant disclosure in the Proxy Statement) to allow Parent, directly or through its representatives, to solicit proxies in favor of the Merger and this Agreement and against any resolution submitted by any holder of Company Common Stock, including, if so requested by Parent, using the services of dealers and proxy solicitation services, to secure the approval of the Merger and this Agreement by the Company’s common shareholders.  The Company agrees that its obligations pursuant to this Section 5.2 (other than those set forth in the fourth sentence of this Section 5.2(c)) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) any Change of Company Board Recommendation.  The Company shall provide Parent with the Company’s shareholder list upon request by Parent, including at any time following a Change of Company Board Recommendation.

Section 5.3             Access to Information; Confidentiality.

(a)            From the effective date of this Agreement to the Effective Time, the Company shall, shall cause each Company Subsidiary, and shall use its reasonable best efforts to cause VELCO and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to:  (i) provide to Parent and Merger Sub and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents, and other representatives (collectively, the “Parent Representatives”) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company, any Company Subsidiary or VELCO, upon prior written notice to the Company, to the officers, employees, auditors, properties, offices and other facilities of the Company, the Company Subsidiaries and VELCO and to the books and records thereof; (ii) furnish promptly information concerning the business, properties, contracts, assets and liabilities of the Company, Company Subsidiaries and VELCO as Parent or the Parent Representatives may reasonably request; and (iii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, FERC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary or VELCO to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would:  (A) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is a party; or (C) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law).  No review pursuant to this Section 5.3 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the parties hereto to any of the other parties hereto.

(b)           With respect to the information disclosed pursuant to Section 5.3(a), Parent shall comply with, and shall cause each Parent Subsidiary and each Parent Representative to comply with, all of its obligations under the Confidentiality Agreement dated February 18, 2011 by and between the Company and Parent (the “Confidentiality Agreement”).  Notwithstanding the foregoing, the Confidentiality Agreement shall be deemed amended as of the effective date hereof to permit Parent and its affiliates to take any action permitted to be taken hereunder, including any action taken by Parent in connection with an Acquisition Proposal by a Person other than Parent.

Section 5.4             No Solicitation of Transactions; Change of Company Board Recommendation.

(a)           Subject to Section 5.4(b), from and after the effective date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit any of its officers, directors, or employees to, and shall instruct and cause the Company Representatives not to on behalf of the Company, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate the submission of any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (ii) participate in any discussions or negotiations with any person, or furnish to any person any information, with respect to an Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal.  The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, immediately cease and cause to be terminated any discussion or negotiation with any Persons conducted prior to the effective date hereof by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal.

(b)           Notwithstanding anything to the contrary contained in Section 5.4(a), if, at any time following the effective date hereof and prior to the Company securing the Company Shareholder Approval, (i) the Company has received a bona fide written Acquisition Proposal from a third party that was not solicited after the effective date hereof by the Company, the Company Subsidiaries or the Company Representatives and that did not otherwise result from a breach of this Section 5.4 and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company may, subject to providing prior notice of its decision to take any such action, (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, however, that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will as promptly as practicable provide to Parent any material information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to Parent.

(c)           The Company shall as promptly as practicable (and in any event within 24 hours) notify Parent in writing in the event that the Company receives any written Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal, or any inquiry that would reasonably be expected to lead to an Acquisition Proposal.  The Company shall (i) keep Parent informed, in all material respects, on a prompt basis, of the status, and details of any such Acquisition Proposal (including any change to the material terms and conditions thereof) and (ii) provide to Parent as soon as practicable (and in any event within 24 hours and at least 24 hours prior to making any determination with respect to such Acquisition Proposal) after receipt or delivery thereof copies of all correspondence and other written material (including draft agreements) relating to the material terms and conditions of such Acquisition Proposal exchanged between the Company, the Company Subsidiaries or the Company Representatives, on the one hand, and the Person making such Acquisition Proposal (or its representatives), on the other hand.

(d)           Except as set forth in this Section 5.4, neither the Company Board nor any committee thereof shall (i) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal or take any action or make any statement inconsistent with the Company Board Recommendation, (ii) withdraw or modify, in a manner adverse to Parent, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (iii) following the date any Acquisition Proposal or any material modification thereto is first made public, sent or given to the shareholders of the Company, fail to issue a press release that expressly reaffirms the Company Board Recommendation within five (5) Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto) (any action set forth in the foregoing clauses (i), (ii) or (iii), a “Change of Company Board Recommendation”), (iv) allow or cause the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, would not include an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement, (v) release any third party from, grant any waiver of, or fail to enforce, any standstill or similar agreement or (vi) take any action pursuant to which any Person (other than Parent, Merger Sub or their respective affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute or article of incorporation provision relating to Acquisition Proposals.

(e)           Notwithstanding anything to the contrary contained in Section 5.4(d), at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, if (A) the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal is not withdrawn or (B) there occurs any fact, change, event, circumstance, occurrence, effect or development that affects or would be reasonably likely to affect the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that (1) is material, individually or in the aggregate, with any other such fact, change, event, circumstance, occurrence, effect or development, (2) does not involve or relate to an Acquisition Proposal and (3) is not known to the Company Board as of the effective date hereof, the Company Board may, in the case of clause “(A)” or “(B)” above, make a Change of Company Board Recommendation if (and only if) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law; provided, however, that the Company Board may not make a Change of Company Board Recommendation unless (i) the Company has provided prior written notice to Parent that the Company Board intends to effect a Change of Company Board Recommendation (a “Notice of Change of Recommendation”), which notice shall specify the reasons therefor and, in the case of a Superior Proposal, include the material terms and conditions of such Superior Proposal and attach a copy of the most current draft of any written agreement relating thereto, (ii) the Company has negotiated in good faith with Parent (including by making the Company’s Representatives reasonably available to negotiate) with respect to any changes to the terms of this Agreement proposed by Parent for at least five (5) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that, in the case of a Superior Proposal, any amendment to any material term of such Superior Proposal shall require a new Notice of Change of Recommendation and an additional three (3) Business Day period from the date of such notice) and (iii) taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that the failure by it to make a Change of Company Board Recommendation would be a breach of its fiduciary duties under applicable Law and, in the case of a Superior Proposal, such Superior Proposal continues to meet the definition of the term “Superior Proposal”.  The parties agree that nothing in this Section 5.4(e) shall in any way limit or otherwise affect Parent’s right to terminate this Agreement.  Any such Change of Company Board Recommendation shall not (x) change the approval of this Agreement or any other approval of the Company Board in any respect that would have the effect of causing any corporate takeover statute or other similar statute or any provision of the Company Articles to be applicable to the transactions contemplated hereby, including the Merger, or (y) change the obligation of the Company to present this Agreement for approval at the Company Shareholder Meeting pursuant to Section 5.2(c).  Notwithstanding any Change of Company Board Recommendation, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholder Meeting for the purpose of approving the Merger, and nothing contained herein, including any rights of the Company to take certain actions pursuant to this Section 5.4, shall be deemed to relieve the Company of such obligation.

(f)            Notwithstanding anything to the contrary contained in Section 5.4(d), at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, if the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal has not been withdrawn, the Company may terminate this Agreement pursuant to Section 7.1(f) to enter into a definitive agreement with respect to such Superior Proposal if the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 5.4(f), and any purported termination pursuant to this Section 5.4(f) shall be void, unless (i) concurrently with such termination the Company pays the Company Termination Fee and the Parent Transaction Expenses payable pursuant to Section 7.2(b)(i), (ii) the Company has provided prior written notice to Parent that the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify the material terms and conditions of such Superior Proposal and attach a copy of the definitive agreement proposed to be entered into with respect to such Superior Proposal, (iii) the Company has negotiated in good faith with Parent (including by making the Company’s Representatives reasonably available to negotiate) with respect to any changes to the terms of this Agreement proposed by Parent for at least five (5) Business Days following receipt by Parent of such Notice of Superior Proposal (it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new Notice of Superior Proposal and an additional three (3) Business Day period from the date of such notice) and (iv) taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal continues to meet the definition of the term “Superior Proposal” and the failure by it to terminate this Agreement to enter into the definitive agreement with respect to such Superior Proposal would be a breach of its fiduciary duties under applicable Law.

(g)           Nothing contained in this Section 5.4 shall prohibit the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be a breach of its fiduciary duties to the shareholders of the Company (for the avoidance of doubt, it being agreed that the fact that a disclosure or other action may be deemed permissible by virtue of this sentence does not in and of itself mean that such disclosure or other action does not constitute a Change of Company Board Recommendation and the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).

Section 5.5             Appropriate Action; Consents; Filings.

(a)           The Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and Title 30:  Public Service, Vermont Statutes Annotated), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) cause the satisfaction of all conditions set forth in Article VI, (iv) vigorously defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby and (vi) as promptly as practicable, and in any event within 60 days after the effective date hereof, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under or with respect to the Company Required Governmental Approvals, the HSR Act, Title 30:  Public Service, Vermont Statutes Annotated, Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Omnibus Trade and Competitiveness Act of 1988, and any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.  Neither the Company nor Parent shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned.  Neither Parent nor the Company, directly or indirectly through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Merger.  Without limiting the foregoing, Parent agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation Law or any other Law applicable to the Company, any Company Subsidiary or the Merger that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Effective Time and the Closing, respectively, to occur as promptly as practicable (and in any event, no later than the Extended Outside Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent or the Company or any of their respective Subsidiaries or (B) accepting any operational restrictions, including restrictions on the ability to change rates or charges or standards of service, or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Effective Time or the Closing, as applicable.  Notwithstanding the foregoing or anything in this Agreement to the contrary, Parent shall not be required to, and the Company shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, consent to or take any action of the types described above, including proposing or making any divestiture or other undertaking or proposing, accepting or entering into any consent decree, hold separate order or operational restriction, in each case, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on NNEEC, the Surviving Corporation and the NNEEC Subsidiaries, taken as a whole.  For the avoidance of doubt, none of the exclusions set forth in the definition of “Company Material Adverse Effect” shall be deemed to apply to any reference to “material adverse effect” in this Section 5.5(a).

(b)           The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with consummation of the Merger and in seeking any such actions, consents, approvals or waivers.  In the event that either party shall fail to obtain any third party consent described in this Section 5.5(b), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.

(c)           Without limiting the generality of anything contained in this Section 5.5, each party hereto shall:  (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice, the FERC, the FCC, the NRC, the VPSB, CFIUS or any other Governmental Entity regarding the Merger.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d)           Without limiting the generality of anything contained in this Section 5.5, Parent shall comply with, or shall enter into an agreement or arrangement with the Vermont Department of Public Service that is deemed by the VPSB to comply with or satisfy, the terms and conditions of the Order of the VPSB in Docket No. 6120 and 6460 entered June 26, 2001 (the “Sharing Order”) with regard to sharing with ratepayers and shareholders of the Company any premium above book value derived from the transactions contemplated by this Agreement, up to a maximum sharing of $16 million, as adjusted for inflation.

(e)           Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.6             Certain Notices.  From and after the effective date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of:  (a) the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be likely to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (b) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (c) any material actions, suits, claims or proceedings with respect to the transactions contemplated by this Agreement commenced against the Company, any Company Subsidiary or Parent, as the case may be (and the Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned)); and (d) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.7             Public Announcements.  Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable stock exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.  The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.  Prior to making any material written communications to the directors, officers or employees of the Company or any Company Subsidiary, or material oral communications to a group of directors, officers or employees with respect to the transactions contemplated by this Agreement, the Company shall use its reasonable best efforts to provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall reasonably cooperate in providing any such mutually agreeable communication.

Section 5.8             Employee Benefit Matters.

(a)           From and after the Effective Time and for a period ending on the second anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall either (i) assume and maintain, or cause the Parent Subsidiaries, including the Surviving Corporation, to assume and maintain, for the benefit of the employees of the Company and Company Subsidiaries immediately prior to the Effective Time (the “Company Employees”), the Company Benefit Plans (other than the Company Equity Plans) at the benefit levels in effect on the date of Parent’s and Merger Sub’s execution of this Agreement and provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide compensation and benefits to each Company Employee under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Parent or any of the Parent Subsidiaries that have a value sufficient to replace the value of the compensation and benefits provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time (not taking into account the value of equity-based compensation), or (ii) provide or cause the Parent Subsidiaries, including the Surviving Corporation, to provide compensation and benefits to each Company Employee that, taken as a whole, has a value that is not less favorable in the aggregate than the compensation and benefits under the Company Benefit Plans provided to such Company Employee immediately prior to the Effective Time (not taking into account the value of equity-based compensation).

(b)           Without limiting the generality of Section 5.8(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue without amendment during the Benefit Protection Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any Company Employee), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(c)           With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the extent such service was credited for similar purposes under a similar Company Benefit Plan; provided, however, that such service need not be recognized (i) for purposes of benefit accrual under any defined benefit pension plan other than any Single Employer Plan, or (ii) to the extent that such recognition would result in any duplication of benefits.

(d)           Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, with respect to the Company Employees any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time.  Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) under any Company Benefit Plan that is an employee welfare benefit plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time, to the extent so recognized under such applicable Company Benefit Plan.

(e)           Prior to the Effective Time, the Company may implement a retention plan for the benefit of those employees of the Company and Company Subsidiaries selected by the Chief Executive Officer of the Company which shall provide for retention benefits to such employees in an aggregate amount not to exceed $3,000,000 (the “Retention Plan Amount”).  Up to fifty percent (50%) of the Retention Plan Amount shall be payable to such employees prior to the Effective Time and the remaining portion of the Retention Plan Amount shall be payable within six months after the Effective Time; provided, however, that the Company shall consult with, and obtain the consent of, Parent regarding payments to be made out of the Retention Plan Amount, such consent not to be unreasonably withheld, and there shall be no obligation to distribute the entire Retention Plan Amount.

(f)            Nothing in this Agreement, whether express or implied, shall:  (i) confer upon any Company Employee or another employee of the Company or any Company Subsidiary, or any other Person, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever; (ii) be interpreted to prevent or restrict Parent, or any Parent Subsidiary, including the Surviving Corporation from modifying or terminating the employment or terms of employment of any Company Employee or such other employee including the amendment or termination of any Company Benefit Plan or any employee benefit or compensation plan, program or arrangement, after the Effective Time; or (iii) be treated as an amendment or other modification of any Company Benefit Plan or other employee benefit plan or arrangement.

Section 5.9             Takeover Laws.  If any “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes, or is deemed to be, applicable to the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company Board or the Parent Board, as applicable, shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

Section 5.10           Indemnification of Directors and Officers.

(a)           For a period beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and employees of the Company or any Company Subsidiary to the same extent such Persons are indemnified as of the effective date of this Agreement by the Company or any Company Subsidiary pursuant to applicable Law, the Company Articles, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the effective date of this Agreement and filed as an exhibit to a Company SEC Document with any directors, officers, and employees of the Company or any Company Subsidiary, arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary occurring at or prior to the Effective Time; provided, however, that Parent shall cause the Surviving Corporation to indemnify and hold harmless such persons to the fullest extent permitted by applicable Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby.  Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures set forth in the Company Articles, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the effective date of this Agreement and filed as an exhibit to a Company SEC Document, including any expenses incurred in enforcing such Person’s rights under this Section 5.10, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Company Articles, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, or such indemnification agreements; provided, however, that the director, officer or employee to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Corporation if it is ultimately determined that such director, officer or employee is not entitled to indemnification pursuant to this Section 5.10(a).  Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.10(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b)           For not less than six (6) years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company and the Company Subsidiaries for periods at or prior to the Effective Time than are currently set forth in the Company Articles and the Company By-laws.  The indemnification agreements, if any, in existence on the effective date of this Agreement and filed as an exhibit to a Company SEC Document with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c)           For the benefit of the Company’s directors and officers, as of the effective date of this Agreement and as of the Effective Time, the Company shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the portion of the premium payable in respect of each year of such coverage shall not exceed 300% of the last annual premium paid prior to the effective date of this Agreement (which annual premium is $420,000). If the Company is unable to purchase such D&O Insurance prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for D&O Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent); provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the effective date of this Agreement; and provided, further, that if the annual premium would at any time exceed 300%, the Surviving Corporation shall be obligated to provide the maximum available coverage as may be obtained for 300% from an insurance carrier with the same or better credit rating than the primary carrier of the Company’s existing policy.  The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, for a period of not less than six (6) years from and after the Effective Time.

(d)           In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e)           The obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any past or present directors, officers and employees of the Company to whom this Section 5.10 applies without the consent of such affected Person (it being expressly agreed that the persons to whom this Section 5.10 applies are express third party beneficiaries of this Section 5.10).

Section 5.11           Agreements Concerning Merger Sub.  Parent hereby agrees to cause the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.  Parent shall, promptly following execution of this Agreement by the Company, cause NNEEC to approve this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of the vote or action by written consent of NNEEC approving this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub.  During the period from the effective date of this Agreement through the Effective Time, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

Section 5.12           Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options, Restricted Stock and RSUs) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.13           Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, including the Merger, (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be paid by either Merger Sub or the Surviving Corporation and the Company shall cooperate with Merger Sub, the Surviving Corporation and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.14           Company Preferred Stock.  The Company shall redeem any and all outstanding shares of Company Preferred Stock prior to the Closing, pursuant to the terms of such Company Preferred Stock.  Parent agrees that, if this Agreement is terminated by the Company pursuant to Section 7.1(h)(ii), Parent shall reimburse the Company for one hundred percent (100%) of its out-of-pocket costs and expenses incurred in connection with such redemption, including all amounts paid by the Company to the holders of such Company Preferred Stock.

Section 5.15           Post-Merger Operations.

(a)           Corporate Offices.  The Surviving Corporation shall maintain two head offices:  a Headquarters for Operations and Energy Innovation in Rutland, Vermont and a Headquarters for Corporate Services and Northern Operations in Colchester, Vermont.

(b)           Community Involvement.  After the Effective Time, the Surviving Corporation shall make annual charitable contributions within the communities served by the Surviving Corporation consistent with the level of charitable contributions made by the Company as of the effective date hereof, including the Company’s Share Heat program, and otherwise maintain a level of involvement in community activities in the State of Vermont consistent with the level of community involvement and related activities carried on by the Company as of the effective date hereof.  Section 5.15(b) of the Company Disclosure Letter sets forth the aggregate dollar amount of charitable contributions made by the Company during the fiscal year ended December 31, 2010.

(c)           VELCO.  The Surviving Corporation shall act as an owner of VELCO in accordance with the regulatory orders and other agreements currently in effect with respect to VELCO and among the owners of VELCO.

(d)           Labor Contract.  After the Effective Time, the Surviving Corporation shall continue to perform all of the Company’s obligations under and in accordance with the terms of the Company’s contract with Local Union No. 300, affiliated with the International Brotherhood of Electrical Workers, subject to any amendments or waivers to such contract as may be agreed by all of the parties thereto.

(e)           Financial Integrity.  The Surviving Corporation will (i) maintain separate debt instruments and maintain its own corporate and debt credit rating, as well as a rating for long-term debt and (ii) absent approval by the VPSB, not declare or pay any dividends on its capital stock if such dividends would result in a capital structure that would reduce the percentage of equity below the percent reflected in the capital structure in the Surviving Corporation’s most recent forecasted capitalization to the VPSB.

(f)            Service Quality.  The Surviving Corporation will continue to provide service consistent with the Service Quality and Reliability Performance, Monitoring, and Reporting Plan adopted by the Company, as revised and most recently approved by the VPSB in Re Central Vermont Public Service Corporation, Docket No. 6865, Order entered December 14, 2005, 2005 WL 3729980 (Vt. P.S.B.).

(g)           Renewable Resources.  The Surviving Corporation will (i) fulfill its obligations under the State of Vermont’s sustainably priced energy enterprise development resources program as provided in 30 V.S.A. § 8004(b) and (ii) acquire all renewable energy resources or credits required by Law.

(h)           Affiliates.  The Surviving Corporation will:  (i) not lend to, guarantee or financially support Parent or its affiliates, or any Subsidiary or joint venture of the Surviving Corporation, unless approved by the VPSB; (ii) maintain banking and cash management arrangements separate from other affiliates; (iii) not enter into transactions with affiliates on terms less favorable to the Surviving Corporation than those available from third parties on an arms-length basis, unless approved by the VPSB; and (iv) maintain books and records separate from other affiliates.

(i)            Other Initiatives.  The Surviving Corporation will use its reasonable best efforts, in coordination with, and subject to approvals of, local regulators, to implement the initiatives outlined in the Parent press release dated June 23, 2011, attached as Exhibit B, as modified and/or expanded in any joint press release issued by Parent and the Company in connection with the public announcement of this Agreement.

(j)            In the event the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.15.

Section 5.16           Transition Planning.  Promptly following the effective date hereof, the Company and Parent shall each appoint one or more representatives to a working committee that will be responsible for coordinating transition planning and implementation relating to the Merger and obtaining regulatory approvals with respect to the transactions contemplated hereby.

Section 5.17           Changes to Rates or Charges.  The Company shall, and shall cause the Company Subsidiaries to, consult with Parent prior to (i) initiating any general rate case, (ii) making any material changes in the Company’s or the Company Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the effective date of this Agreement or (iii) initiating any proceeding (or filing any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

Section 5.18           Fortis Termination Payment.

(a)           Immediately following the Company obtaining the Company Shareholder Approval, Parent shall pay, or shall cause to be paid, to the Company, as reimbursement for the Company’s payment pursuant to the Fortis Merger Agreement of the Company Termination Fee (in the case of this Section 5.18(a) only, as defined in the Fortis Merger Agreement) and Parent Transaction Expenses (in the case of this Section 5.18(a) only, as defined in the Fortis Merger Agreement) (such Company Termination Fee and Parent Transaction Expenses, the “Fortis Termination Payment”) to FortisUS, by wire transfer of immediately available funds to an account designated by the Company, an amount in cash equal to the Fortis Termination Payment so paid by the Company to FortisUS.

(b)           If this Agreement is terminated pursuant to Section7.1(d) (other than as a result of an action by a Governmental Entity with respect to any Company Required Governmental Approval) or 7.1(g), then the Company shall reimburse Parent or its designee for the full amount of the Fortis Termination Payment, without interest.  Any such reimbursement by the Company shall be made by wire transfer of immediately available funds to an account designated in writing by Parent within two (2) Business Days following the date of such termination of this Agreement.  Any such reimbursement shall be without limitation of any right of Parent to receive the Company Termination Fee or Parent Transaction Expenses pursuant to Section 7.2.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1            Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver by a joint action of the parties hereto at or prior to the Effective Time of each of the following conditions:

(a)           Company Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval.

(b)           No Injunction.  No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling or Law (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; provided, however, that the condition in this Section 6.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 or Section 5.5 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.

(c)           Governmental Approvals.  The Company Required Governmental Approvals shall have been obtained (including the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act) at or prior to the Effective Time, or such approvals shall have been Final Orders, and such approvals shall not, and no order, action or regulatory condition of a regulatory body shall, impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on NNEEC, the Surviving Corporation and the NNEEC Subsidiaries, taken as a whole.  For purposes of this Section 6.1(c), a “Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (a “Final Order Waiting Period”), and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

(d)           CFIUS.  Parent and the Company shall have received written confirmation from CFIUS that CFIUS has reviewed the information provided to it regarding the Merger and based on its review and investigation, and after full consideration of all relevant national security factors, including the factors enumerated in subsection (f) of Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Omnibus Trade and Competitiveness Act of 1988, CFIUS has determined that there are no unresolved national security concerns with respect to the Merger.

Section 6.2            Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a)           Representations and Warranties.  (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(c) and 3.3), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct as of the effective date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2(a)(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) and the first sentence of Section 3.2(c) shall be true and correct in all respects (except for de minimis inaccuracies) and Section 3.3 shall be true and correct in all material respects, as of the effective date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date).  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company as to the satisfaction of the condition in this Section 6.2(a).

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.  Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company as to the satisfaction of the condition in this Section 6.2(b).

(c)           Material Adverse Effect.  Since the date of Parent’s and Merger Sub’s execution of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 6.3            Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a)           Representations and Warranties.  (i) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the representations and warranties of Parent set forth in Section 4.2), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the effective date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a)(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement; and (ii) the representations and warranties of Parent set forth in Section 4.2 shall be true and correct in all respects as of the effective date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date).  The Company shall have received a certificate signed on behalf of the Parent by the Chief Executive Officer or Chief Financial Officer of Gaz Métro inc., in its capacity as general partner of Parent, as to the satisfaction of the condition in this Section 6.3(a).

(b)           Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Gaz Métro inc., in its capacity as general partner of Parent, as to the satisfaction of the condition in this Section 6.3(b).

(c)           Governmental Approvals.  The approval of the Merger and the other transactions contemplated by this Agreement from the VPSB shall not contain any term that has the effect of reducing the Merger Consideration to be received by the holders of Shares in their capacity as such, and any Company Required Governmental Approval that would reasonably be expected to contain such a term shall have been obtained by Final Order.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1            Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)           by mutual written consent of Parent and the Company;

(b)           by either the Company or Parent, if the Effective Time shall not have occurred on or before the twelve-month anniversary of the effective date hereof (the “Initial Outside Date”); provided, however, that (i) if on the Initial Outside Date the condition to the Closing set forth in Section 6.1(c) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied or waived (or shall be capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to the eighteen-month anniversary of the effective date hereof (the “Extended Outside Date”) and (ii) if the Initial Outside Date or the Extended Outside Date, as the case may be, shall occur during any Final Order Waiting Period, the Initial Outside Date or the Extended Outside Date, as the case may be, shall be extended until the third (3rd) Business Day after the expiration of such Final Order Waiting Period; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party if the failure of the Effective Time to occur on or before such date is the result of such party having breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(c)           by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting (including any adjournment or postponement thereof); provided, however, that the right to terminate under this Section 7.1(c) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been primarily caused by the Company’s breach of Section 5.2 or 5.4;

(d)           by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order or injunction or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Merger, and such order, injunction or other action shall have become final and non-appealable (which order, injunction or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable);

(e)           by Parent, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board shall have effected a Change of Company Board Recommendation (whether or not in compliance with Section 5.4) or (ii) the Company shall have entered into a definitive agreement with respect to a Superior Proposal;

(f)           by the Company, at any time prior to the receipt of the Company Shareholder Approval, in accordance with the provisions of Section 5.4(f); provided, however, that the Company shall have complied with all of the requirements of Section 5.4(f);

(g)           by Parent, if:  (i) (A) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied; (B) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and the Company has failed to effect the Closing pursuant to Section 1.2; or

(h)           by the Company, if:  (i) (A) Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied; (B) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h)(i)  if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and Parent and Merger Sub have failed to effect the Closing pursuant to Section 1.2.

Section 7.2            Effect of Termination.

(a)           In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to Sections 5.3(b) and 5.7, the second sentence of Section 5.14, this Section 7.2 and Article VIII, (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement, (iii) with respect to any damages incurred or suffered by the Company or its shareholders resulting from a breach by Parent or Merger Sub of Section 4.8 or (iv) the obligations of Parent and Merger Sub, on the one hand, or the Company, on the other hand, to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.

(b)           In the event that this Agreement is terminated:

(i)            by (A) Parent pursuant to Section 7.1(e) or (B) the Company pursuant to Section 7.1(f), then the Company shall pay to Parent or its designee, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), a termination fee of $17,500,000 (the “Company Termination Fee”) plus the amount of all reasonable and documented, out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Merger or the other transactions contemplated by this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, accountants, experts and consultants to Parent and its affiliates (“Parent Transaction Expenses”); provided, however, that the Company shall not be obligated to pay Parent or its designee for Parent Transaction Expenses pursuant to this Section 7.2(b)(i) in excess of $2,000,000 in the aggregate;

(ii)           (A) by (1) either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or (2) Parent pursuant to Section 7.1(g), (B) prior to the termination pursuant to Section 7.1(b), the Company Shareholder Meeting or the breach or failure to perform giving rise to Parent’s right to terminate under Section 7.1(g), as the case may be, an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn and (C) within 12 months after the termination of this Agreement, the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal, then the Company shall pay to Parent, within two (2) Business Days after the earlier of the date the Company enters into such definitive agreement or consummates such Acquisition Proposal, the Company Termination Fee.  For purposes of clause “(C)” of this Section 7.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that all percentages therein shall be changed to “50%”; or

(iii)          (A) by (1) either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or (2) Parent pursuant to Section 7.1(g), and (B) prior to the termination pursuant to Section 7.1(b), the Company Shareholder Meeting or the breach or failure to perform giving rise to Parent’s right to terminate under Section 7.1(g), as the case may be, an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn, then the Company shall reimburse Parent or its designee promptly upon demand, but in no event later than three (3) Business Days after the date of such demand, by wire transfer of same day funds, for all Parent Transaction Expenses; provided, however, that the Company shall not be obligated to reimburse Parent or its designee for Parent Transaction Expenses pursuant to this Section 7.2(b)(iii) in excess of $2,000,000 in the aggregate.

(c)           Any payment under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d)           Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable; provided, however, that the foregoing shall not limit any party’s rights with respect to any liabilities or damages incurred or suffered by such party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement (including any such case in which the Company Termination Fee is payable or any expenses of Parent and its affiliates in connection with the transactions contemplated by this Agreement are payable pursuant to Section 7.2(b) to Parent or its designee, to the extent any such liability or damage suffered by Parent exceeds the amount of the Termination Fee and any expenses payable pursuant to Section 7.2(b), it being the intent that any Company Termination Fee and any expenses paid to Parent or its designee shall, to the extent of such payment, serve as credit against and off-set any liability or damage suffered by Parent and its affiliates as a result of the willful and material breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement).  In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.2(b).

Section 7.3             Amendment.  This Agreement may be amended by Company, Parent and Merger Sub, by action taken by, in the case of Parent, the Parent Board, and in the case of the Company and Merger Sub, their respective Boards of Directors, at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 7.4             Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1             Non-Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2             Fees and Expenses.  Subject to Sections 5.13 and 5.14, whether or not the Merger is consummated, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that Parent shall pay, or cause to be paid, all fees and expenses associated with filings made pursuant to the HSR Act.

Section 8.3             Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained) or email, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Gaz Métro Limited Partnership
1717, rue du Havre
Montreal, Québec  H2K 2X3
Canada
Fax:  (514) 598-3725
Attention:              Pierre Despars
Email:                      pdespars@gazmetro.com

with copies to (for information purposes only):

Osler, Hoskin & Harcourt LLP
620 8th Avenue, 36th Floor
New York, New York  10018
Fax:  (212) 867-5802
Attention:              Kevin D. Cramer
Email:                      kdcramer@osler.com

and

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetiére Street West
Suite 2100
Montréal, Québec  H3B 4W5
Fax:  (514) 901-8101
Attention:              Christiane Jodoin
Email:                      cjodoin@osler.com

If to the Company, addressed to it at:

Central Vermont Public Service Corporation
77 Grove Street
Rutland, Vermont  05701
Fax:  (802) 770-3249
Attention:              Corporate Secretary
Email:                      CorpSecStaff@cvps.com

with copies to (for information purposes only):

Sidley Austin llp
One South Dearborn Street
Chicago, Illinois  60603
Fax:  (312) 853-7036
Attention:              Thomas A. Cole
 Frederick C. Lowinger
Email:                       tcole@sidley.com
 flowinger@sidley.com

and

Loeb & Loeb LLP
345 Park Avenue
New York, New York  10154
Fax:  (212) 407-4990
Attention:              Frank Lee
Email:                      flee@loeb.com

Section 8.4             Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant third party that has made an Acquisition Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, provided that such Acceptable Confidentiality Agreement does not in any way restrict the Company from complying with its obligations under this Agreement, including with respect to the Company’s disclosure obligations to Parent under this Agreement with respect to any Acquisition Proposal.

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal (whether or not in writing) from, or public announcement by, any Person relating to any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, (b) any sale, lease, license or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture, sale of Equity Interests, or any other economic interest, in the Company or a Company Subsidiary or otherwise), of assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (c) issuance, sale or other disposition, directly or indirectly, of Equity Interests representing 20% or more of the voting power of the Company, (d) any direct or indirect acquisition of securities, tender offer or exchange offer or other similar transaction that, if consummated, would result in any Person or “group” (as defined in the Exchange Act) of Persons, directly or indirectly acquiring beneficial or record ownership of more than 20% of the Shares then outstanding or (e) combination of the foregoing (in each case, other than the Merger).

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares).

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Montpelier, Vermont, New York, New York, or the Province of Québec, Canada.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Equity Award” means Company Options, Restricted Stock, RSUs or any other equity-based compensation awards of the Company.

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that is materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole (including any fact, change, event, circumstance, occurrence, effect or development relating to VELCO or any Company Jointly Owned Plant), or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis in accordance with the terms of this Agreement and applicable Law; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, except, in the case of clauses (a), (b), (f), (g), (h), (i), (j) and (k), to the extent such fact, change, event or development has a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared with other Persons operating in the electric utility industry:  (a) any change affecting the general economy or political, regulatory, business, economic, financial, credit or capital market conditions in the United States, including interest rates or exchange rates, or any changes therein; (b) any change affecting the national, regional, state or local wholesale or retail markets for electric power or the national, regional, state or local electric transmission or distribution systems; (c) any change attributable to the execution or announcement of this Agreement, or the pendency of the transactions contemplated hereby, including any litigation resulting therefrom (including any shareholder litigation), any reduction in sales resulting therefrom, any adverse change in supplier, distributor, employee, financing source, shareholder, partner or similar relationships resulting therefrom or any change in the credit rating of the Company or any Company Subsidiary resulting therefrom; (d) any action taken, or failure to act, at the request or with the consent of Parent or Merger Sub; (e) the implementation of the Sharing Order and the sharing of proceeds with the Company’s ratepayers pursuant thereto; (f) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of Parent’s and Merger Sub’s execution of this Agreement; (g) any change in national, regional, state or local wholesale or retail electric power and capacity prices or in the market price for commodities; (h) any shutdown or suspension of operations at the Vermont Yankee nuclear power plant; (i) any hurricane, earthquake, flood or other natural disasters or acts of God; (j) any change resulting from weather conditions or customer use patterns; (k) any adoption, proposal or implementation of, or change in, any applicable Law after the effective date hereof or any interpretation thereof by any Governmental Entity; (l) changes in GAAP after the effective date hereof or any interpretation thereof by any Governmental Entity; (m) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (n) any change in the price or trading volume of the Company Common Stock on the New York Stock Exchange or any suspension of trading in securities generally on the New York Stock Exchange; provided, however, that with respect to clauses (m) and (n), it is understood that the facts and circumstances giving rise to such failure or change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(l) of this definition.

“Company Shareholder Meeting” means a duly convened meeting of the Company’s shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of intent, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of Equity Interests, by Contract or otherwise.

“Environmental Laws” means all applicable federal, state or local Laws (including the common law), statutes, ordinances and regulations which (a) regulate or relate to the protection or clean up of the environment, the protection of human health or worker safety (to the extent related to the exposure to Hazardous Substances) or the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership, voting security or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas that is subject to regulation, control or remediation under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all U.S. (a) patents and patent applications, (b)trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, (e) rights of privacy and rights of publicity, and (f) all other intellectual property rights recognized by applicable Law enforceable in the U.S.

“IRS” means the United States Internal Revenue Service.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Exhibit A-1 hereto and (ii) with respect to the Parent, the actual knowledge of the individuals listed in Exhibit A-2 hereto.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, including for the avoidance of doubt, reliability standards developed and enforced by the North American Electric Reliability Council in its capacity as the FERC-certified Electric Reliability Organization or the Northeast Power Coordinating Council.

“Lien” means any lien, claim, mortgage, defect of title, conditions, preemption right, debenture, indenture, hypothecation, license to third parties, equity, charge, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature (contingent or otherwise), whether voluntarily incurred or arising by operation of Law.

“NNEEC Subsidiary” means any Subsidiary of NNEEC.

“Parent Subsidiary” means any Subsidiary of Parent.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “person” (as defined in Section 13(d)(3) of the Exchange Act).

“Proxy Statement” means a proxy statement relating to the approval of this Agreement by the Company’s shareholders and any amendments or supplements thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the Equity Interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Superior Proposal” means any bona fide written Acquisition Proposal (except that all percentages therein shall be changed to “80%”) made by a third party that, in the good faith judgment of the Company Board, after consultation with its financial advisors and outside counsel, taking into account all the terms and conditions of such proposal that the Company Board deems relevant (including the legal, financial, regulatory, timing, likelihood of consummation and other aspects of the proposal and any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise), is more favorable to the holders of Shares than the Merger; provided, that if any such Acquisition Proposal is contingent upon such third party obtaining financing or if such Acquisition Proposal is not conditioned upon financing but requires financing and such financing is not reasonably available, then such Acquisition Proposal shall not be a “Superior Proposal”.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (a) any federal, state, local or foreign taxes, assessments, duties, fees, levies, or other governmental charges, including taxes based on or measured by value, worth, capital, income, receipts, profits, sales or other business activity, or a tax imposed in lieu thereof, including withholding of any of the foregoing and collection of sales taxes, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding, fuels, ad valorem and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, and (b) any interest, penalty or addition to any of the foregoing, whether disputed or not, and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any Person.

“VELCO” means Vermont Electric Power Company, Inc., and, unless the context otherwise requires, its wholly-owned subsidiary, Vermont Electric Transmission Company, Inc. and its affiliate, Vermont Transco LLC.

Section 8.5             Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“4.15% Dividend Series Preferred Stock”	Section 3.2(a)
“4.65% Dividend Series Preferred Stock”	Section 3.2(a)
“4.75% Dividend Series Preferred Stock”	Section 3.2(a)
“5.375% Dividend Series Preferred Stock”	Section 3.2(a)
“8.30% Dividend Series Preferred Stock”	Section 3.2(a)
“Agreement”	Preamble
“Articles of Merger”	Section 1.2
“Benefit Protection Period”	Section 5.8(a)
“Book-Entry Shares”	Section 2.2(b)
“Certificate”	Section 2.1(a)
“CFIUS”	Section 3.5
“Change of Company Board Recommendation”	Section 5.4(d)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company $25 Par Value Preferred Stock”	Section 3.2(a)
“Company $100 Par Value Preferred Stock”	Section 3.2(a)
“Company Articles”	Section 3.1(b)

“Company Benefit Plan”	Section 3.12(a)
“Company Board”	Recitals
“Company Board Recommendation”	Section 5.2(c)
“Company By-laws”	Section 3.1(b)
“Company Common Stock”	Section 3.2(a)
“Company Disclosure Letter”	Article III
“Company Employees”	Section 5.8(a)
“Company Equity Plans”	Section 2.4(c)
“Company Financial Statements”	Section 3.7
“Company Insurance Policies”	Section 3.21
“Company Joint Venture Agreements”	Section 3.1(d)
“Company Joint Venture Entity”	Section 3.1(d)
“Company Joint Venture Securities”	Section 3.1(d)
“Company Jointly Owned Plant”	Section 3.1(e)
“Company Leased Real Property”	Section 3.16(b)
“Company Option Plans”	Section 2.4(a)
“Company Options”	Section 2.4(a)
“Company Owned Real Property”	Section 3.16(a)
“Company Permits”	Section 3.6(a)
“Company Preference Stock”	Section 3.2(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property”	Section 3.16(c)
“Company Real Property Lease”	Section 3.16(b)
“Company Representatives”	Section 5.3(a)
“Company Required Governmental Approvals”	Section 3.5
“Company Scheduled Contract”	Section 3.14(b)
“Company SEC Documents”	Section 3.7
“Company Shareholder Approval”	Section 3.22
“Company Subsidiary”	Section 3.1(c)
“Company Termination Fee”	Section 7.2(b)(i)
“Confidentiality Agreement”	Section 5.3(b)
“D&O Insurance”	Section 5.10(c)
“Dissenting Shares”	Section 2.3
“Dodd-Frank Act”	Section 3.26
“Effective Time”	Section 1.2
“ERISA”	Section 3.12(a)
“Exchange Fund”	Section 2.2(a)
“Extended Outside Date”	Section 7.1(b)
“FCC”	Section 3.5
“FERC”	Section 3.5
“Final Order”	Section 6.1(c)
“Final Order Waiting Period”	Section 6.1(c)
“Fortis Merger Agreement”	Recitals
“Fortis Termination Payment”	Section 5.18(a)
“FortisUS”	Recitals
“Initial Outside Date”	Section 7.1(b)

“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Multiemployer Plan”	Section 3.12(f)
“NNEEC”	Recitals
“Notice of Change of Recommendation”	Section 5.4(e)
“Notice of Superior Proposal”	Section 5.4(f)
“NRC”	Section 3.5
“Option Payments”	Section 2.4(a)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Representatives”	Section 5.3(a)
“Parent Transaction Expenses”	Section 7.2(b)(i)
“Paying Agent”	Section 2.2(a)
“PBGC”	Section 3.12(e)
“Restricted Stock”	Section 2.4(b)
“Retention Plan Amount”	Section 5.8(e)
“RSU”	Section 2.4(c)
“Sarbanes-Oxley Act”	Section 3.7
“Section 16”	Section 5.12
“Shares”	Section 2.1(a)
“Sharing Order”	Section 5.5(d)
“Single Employer Plan”	Section 3.12(e)
“Surviving Corporation”	Section 1.1(a)
“Trading Guidelines”	Section 3.26
“Transfer Taxes”	Section 5.13
“VBCA”	Section 1.1(a)
“VEBA”	Section 3.12(a)
“VPSB”	Section 3.5

Section 8.6             Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8             Entire Agreement.  This Agreement (together with the Exhibits, Company Disclosure Letter, Parent Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 8.9             Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more direct or indirect wholly-owned subsidiaries of Parent at any time and (ii) after the Effective Time, to any Person; provided, that no such transfer or assignment shall relieve Parent or Merger Sub from any of its obligations hereunder.  Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.10           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than:  (a) any Persons entitled to indemnification under the provisions of Section 5.10, with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries; (b) the shareholders of the Company, in the event of a termination of this Agreement as a result of a breach of this Agreement by Parent or Merger Sub, subject to Section 7.2(a), with respect to the lost opportunity to receive the Merger Consideration pursuant to this Agreement; provided, however, that the rights granted pursuant to this clause (b) shall only be enforceable by the Company on behalf of the shareholders of the Company (and not directly by any such shareholder) (it being understood and agreed that any and all interests in such claims shall attach to the Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of Shares of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit); and (c) the shareholders of the Company, after the Effective Time, with respect to the right of such shareholders to receive Merger Consideration for any Share such shareholder holds.

Section 8.11           Mutual Drafting; Interpretation.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires:  (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”  Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits,” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.  All references in this Agreement to “$” are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.  The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 8.12           Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)           This Agreement shall be governed by, and construed in accordance with, (a) the Laws of the State of Vermont with respect to matters, issues and questions relating to the Merger or the fiduciary duties of the Company Board or the board of directors of Merger Sub and (b) the Laws of the State of Delaware with respect to all other matters, issues and questions, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)           Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of the State of Delaware located in New Castle County, Delaware (or, if such court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware and any appellate court thereof), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating hereto or thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Delaware.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

Section 8.13           Counterparts.  This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in.pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.14           Specific Performance.

(a)           The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically in any court of the State of Delaware located in New Castle County, Delaware (or, if such court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware and any appellate court thereof) the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing:  (i) the Company shall be entitled to seek specific performance (A) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.5 by Parent or Merger Sub and (B) if (x) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (y) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by Parent or Merger Sub and/or to enforce specifically the terms and provisions of this Agreement, including to cause Parent and/or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement; and (ii) Parent and Merger Sub shall be entitled to seek specific performance if (A) all conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (B) the Company fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by the Company and/or to enforce specifically the terms and provisions of this Agreement, including to cause the Company to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b)           The parties further agree that (i) the seeking of the remedies provided for in Section 8.14(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.14(a) are not available or otherwise are not granted, and (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under Section 8.14(a) prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.14(a) or anything set forth in this Section 8.14(b) restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

IN WITNESS WHEREOF, Parent and Merger Sub by their respective officers thereunto duly authorized executed this Agreement this 8th day of July, 2011, which agreement shall remain open for acceptance by the Company until noon (Eastern time) on July 19, 2011.

GAZ MÉTRO LIMITED PARTNERSHIP
by its general partner, Gaz Métro inc.

By:
Name:	Sophie Brochu
Title:	President and Chief Executive Officer

By:
Name:	Lyne Burelle
Title:	Corporate Secretary

DANAUS VERMONT CORP.

By:
Name:	Sophie Brochu
Title:	President

Accepted and agreed by the Company by its officer thereunto duly authorized this 11th day of July, 2011 (which shall be the effective date of this Agreement).

CENTRAL VERMONT PUBLIC SERVICE CORPORATION

By:
Name:	Lawrence J. Reilly
Title:	President and Chief Executive Officer

EXHIBIT A-1

List of Knowledge Persons – Company

Lawrence J. Reilly
Pamela J. Keefe
Joseph M. Kraus
Dale A. Rocheleau
William J. Deehan
Joan F. Gamble
Brian Keefe

EXHIBIT A-2

List of Knowledge Persons – Parent

Sophie Brochu
Pierre Despars

EXHIBIT B

PARENT PRESS RELEASE OF JUNE 23, 2011